SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.___)*
                     -------------------------------------
                         CAPITOL COMMUNITIES CORPORATION
                                (Name of Issuer)

Common Stock, Par Value $0.01                            140571-10-0
(Title of Class of Securities                           (CUSIP Number)

            ---------------------------------------------------------
                          ELIZABETH BRANDON-BROWN, ESQ.
                               BRANDON BROWN P.L.
                      900 North Federal Highway, Suite 410
                            Boca Raton, Florida 33432
                                 (561) 289-3815
                  (Name, address and telephone number of person
                authorized to receive notices and communications)
      ---------------------------------------------------------------------
                                  July 17, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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                                  SCHEDULE 13D
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   CUSIP No: 140571100

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         1          NAME OF REPORTING PERSON:
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              BOCA FIRST CAPITAL, LLLP


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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                  (a) X
                  (b)
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         3        SEC USE ONLY
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         4        SOURCE OF FUNDS:
                  SC
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         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d)
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Florida, United States
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 NUMBER OF SHARES       7       SOLE VOTING POWER
 BENEFICIALLY OWNED                      16,000,000
 BY EACH REPORTING      --------------------------------------------------------
 PERSON WITH            8       SHARED VOTING POWER
                                          0
                        --------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER
                                16,000,000
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10       SHARED DISPOSITIVE POWER
         0
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         16,000,000
---------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         64.6%
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14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         PN
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ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the shares of Common Stock, par value $0.01 of Capitol Communities Corporation (the "Company"), a Nevada corporation with executive offices located at 900 North Federal Highway, Suite 410, Boca Raton, Florida 33432.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed by Addison Capital Group LLC ("Addison"), a Florida limited liability company for and on behalf of Boca First Capital LLLP ("Boca First"), a Florida limited liability limited partnership, as general partner of Boca First. The members of Boca First are MB 2002 LLC, a Florida limited liability company controlled and beneficially owned by Howard Bloom, an individual residing in the State of Florida, Kenneth Richardson, an individual residing in the State of Florida, Michael G. Todd, president of the Company and an individual residing in the State of California, and Prescott Investments L.P. (Prescott"), a Nevada limited partnership beneficially owned by Mr. Todd. The members of Addison are Howard Bloom, Kenneth Richardson, and Michael G. Todd ("Boca First" and collectively "Addison," "MB 2002 LLC," "Bloom," "Richardson," "Prescott," and "Todd" the "Reporting Persons").

         Boca First operates primarily in the real estate industry and maintains its principal executive offices at 900 North Federal Highway, Suite 410, Boca Raton, Florida 33432.

         Addison was organized to perform the duties and responsibilities of general partner for Boca First. It maintains its principal executive offices at 900 North Federal Highway, Suite 410, Boca Raton, Florida 33432.

         (d) and (e) During the last five years none of the Reporting Persons have been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Sixteen million shares of Common Stock the Company were acquired by Boca First in an exchange transaction, whereas Boca First exchanged partnership interest for the common stock.

ITEM 4. PURPOSE OF TRANSACTION

         Boca First acquired the Company's securities for investment purposes and has no plans or proposals which would result in any of the consequences listed in (a)-(j) of Schedule 13D; except for (d), change in the present board of directors. Boca First anticipates voting its interest to increase the board from three to five members, and voting for the board to be consisted of at least three outside directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) By reason of the exchange of securities, the general partner of Boca First, Addison may be deemed to have voting power and/or
DISPOSITIVE power with respect to the 16,000,000 shares of Common Stock beneficially owned by Boca First. The member/managers of Addison, Howard Bloom, Kenneth Richardson and Michael G. Todd may be deemed to have shared voting power and/or DISPOSITIVE power with respect to the 16,000,000 shares of the Company's common stock.

         (c) Not applicable
         (d) Not applicable
         (e) Not applicable



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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

         Except for the exchange agreement for the exchange of the Company's securities for the limited partnership interest in Boca First, the partnership agreement between the members of Boca First, which designates distributions according to partnership interest and the operating agreement between the members of Addison, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between any of the Reporting Persons, or any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the shares of Common Stock of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


         Not Applicable

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2002

                                    BOCA FIRST CAPITAL, LLLP





                                   /s/ Howard Bloom
                                   ---------------------------------------------
                                       Howard Bloom, as Manager, Addison Capital
                                       Group LLC General Partner for Boca First
                                       Capital LLLP








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